ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

May 1, 2012

Renee E. Laws

617-235-4975

Renee.Laws@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 160 to the Trust’s Registration Statement under the Securities Act and Amendment No. 201 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 160/201”), including: (i) a GMO Trust Prospectus and Statement of Additional Information (relating to forty-eight of the sixty-eight series of the Trust); (ii) a GMO Trust Class M Shares Prospectus and Statement of Additional Information (relating to Class M shares of four of the sixty-eight series of the Trust); (iii) a Supplement Regarding Multiple Classes; and (iv) other information and the signature page. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

This Amendment No. 160/201 is being filed in connection with the Trust’s annual update. Pursuant to the provisions of Rule 485(a)(1) under the Securities Act, it is intended that this Amendment No. 160/201 become effective on June 30, 2012.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

Enclosures

cc:    J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Elizabeth J. Reza, Esq.